Subject to Completion
               Preliminary Pricing supplement dated June 12, 2006


PRICING SUPPLEMENT
----------------------------------

(To MTN prospectus supplement,
general prospectus supplement and
prospectus, each dated March 31, 2006)
Pricing Supplement Number:


                                (Logo Omitted)
                                                    Units
                            Merrill Lynch & Co., Inc.
                           Medium-Term Notes, Series C
                            Strategic Return Notes(R)
                          Linked to the Value 30 Index
                                 due July , 2011
                                  (the "Notes")
                   $10 original public offering price per unit

                          ----------------------------

The Notes:
o  The Notes are designed for             o  The settlement date for the Notes
   investors who are willing to forego       is expected to be July    , 2006.
   interest payments on the Notes in
   exchange for the ability to            Payment on the maturity date or
   participate in changes in the level    upon exchange:
   of the Value 30 Index (the "Index")
   over the term of the Notes.            o  The amount you receive on the
o  There will be no payments prior to        maturity date or upon exchange
   the maturity date unless exchanged        will be based on the direction of
   at your option for a cash payment         and percentage change in the level
   during a specified period in June         of the Index, which includes a
   of each year from 2007 through 2010       reduction by an annual index
   as described in this pricing              adjustment factor of 1.5%, over
   supplement.                               the term of the Notes.
o  We have applied to have the Notes      o  The level of the Index must
   listed on the American Stock              increase by approximately 1% in
   Exchange under the trading symbol         order for you to receive at least
   "MLV". If approval of this                the $10 original public offering
   application is granted, the Notes         price per unit on the maturity
   will be listed on the American            date or upon exchange. If the level
   Stock Exchange at the time of such        of the Index has declined or has
   approval. We make no                      nit increased sufficiently, you
   representations, however, that the        will receive less, and possibly
   Notes will be listed, or, if              significantly less, than the $10
   listed, will remain listed for the        original public offering price per
   entire term of the Notes.                 unit.
o  The Notes will be senior unsecured
   debt securities of Merrill Lynch &
   Co., Inc. and part of a series
   entitled "Medium-Term Notes, Series
   C." The Notes will have the CUSIP
   No.           .

     Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement beginning on page PS-7 and page S-3 in the accompanying MTN prospectus supplement.

                            -----------------------

                                                                Per unit  Total
                                                                --------  -----
     Public offering price(1).................................  $10.00      $
     Underwriting fee(1)......................................    $.20      $
     Proceeds, before expenses, to Merrill Lynch & Co., Inc...   $9.90(2)   $

     (1) The public offering price and the underwriting fee for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, and for any single transaction to purchase 300,000 units or more will be $9.90 per unit and $.10 per unit, respectively.
     (2) $.10 per unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled "Supplemental Plan of Distribution" in this pricing supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------
                               Merrill Lynch & Co.
                                  -----------


             The date of this pricing supplement is June   , 2006.

"Strategic Return Notes" is a registered mark of Merrill Lynch & Co., Inc. "Standard & Poor's(R)", "Standard & Poor's 500(R)", "S&P 500(R)" and "S&P(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The Global Industry Classification Standard (GICS(R)) was developed by and is the exclusive property and a trademark of Standard & Poor's and Morgan Stanley Capital International Inc.

                               TABLE OF CONTENTS

                              Pricing Supplement

                                                                           Page
                                                                           ----
SUMMARY INFORMATION--Q&A...............................................    PS-3
RISK FACTORS...........................................................    PS-7
DESCRIPTION OF THE NOTES...............................................   PS-10
THE INDEX..............................................................   PS-15
UNITED STATES FEDERAL INCOME TAXATION..................................   PS-21
ERISA CONSIDERATIONS...................................................   PS-24
USE OF PROCEEDS AND HEDGING............................................   PS-25
SUPPLEMENTAL PLAN OF DISTRIBUTION......................................   PS-25
EXPERTS................................................................   PS-25
INDEX OF CERTAIN DEFINED TERMS.........................................   PS-26

               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

                                                                          Page
                                                                          ----
RISK FACTORS...........................................................    S-3
DESCRIPTION OF THE NOTES...............................................    S-4
UNITED STATES FEDERAL INCOME TAXATION..................................   S-22
PLAN OF DISTRIBUTION...................................................   S-29
VALIDITY OF THE NOTES..................................................   S-30

                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")

                                                                          Page
                                                                          ----
MERRILL LYNCH & CO., INC...............................................    S-3
USE OF PROCEEDS........................................................    S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS ..................    S-4
THE SECURITIES.........................................................    S-4
DESCRIPTION OF DEBT SECURITIES.........................................    S-5
DESCRIPTION OF DEBT WARRANTS...........................................   S-16
DESCRIPTION OF CURRENCY WARRANTS.......................................   S-18
DESCRIPTION OF INDEX WARRANTS..........................................   S-20
DESCRIPTION OF PREFERRED STOCK.........................................   S-25
DESCRIPTION OF DEPOSITARY SHARES.......................................   S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS................................   S-36
DESCRIPTION OF COMMON STOCK............................................   S-38
DESCRIPTION OF COMMON STOCK WARRANTS...................................   S-42
PLAN OF DISTRIBUTION...................................................   S-44
WHERE YOU CAN FIND MORE INFORMATION....................................   S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC......................   S-46
EXPERTS................................................................   S-46

                                  Prospectus

                                                                          Page
                                                                          ----
WHERE YOU CAN FIND MORE INFORMATION....................................     2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC......................     2
EXPERTS................................................................     2

                           SUMMARY INFORMATION--Q&A

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Strategic Return Notes(R) Linked to the Value 30 Index due July , 2011 (the "Notes"). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Value 30 Index (the "Index") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

     References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

     The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July , 2011, unless exchanged by you as described in this pricing supplement. We will not make any payments on the Notes until the maturity date or upon exchange. Depending on the date the Notes are priced for initial sale to the public (the "Pricing Date"), which may be in June or July, the settlement date may occur in June instead of July and the maturity date may occur in June instead of July. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

     Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

     Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

     The Index will be calculated and disseminated by the American Stock Exchange (the "AMEX") under the index symbol "MVW". The Index is an index which reflects the price changes and dividends of the 30 stocks having the highest dividend yield (the "Underlying Stocks") from a group of the 300 most liquid stocks in the S&P 500 Index (the "S&P 500"), less an annual index adjustment factor of 1.5% applied daily (the "Index Adjustment Factor"). The Index will be reconstituted on the third Friday of June of each year (each date an "Anniversary Date"), or, under certain circumstances, on a day shortly after the Anniversary Date, as described in this pricing supplement. The Index will be set to 100 on the Pricing Date. For more specific information about the Index, its reconstitution, and the Index Adjustment Factor, please see the section entitled "The Index" in this pricing supplement.

     The Notes are debt obligations of ML&Co. and an investment in the Notes does not entitle you to any ownership interest in the Underlying Stocks.

How has the Index performed historically?

     The Index will not exist prior to the Pricing Date. However, we have included a table and a graph showing the hypothetical historical month-end closing levels of the Index from June 2001 through May 2006 based on historical levels of the Underlying Stocks, historical dividends on the Underlying Stocks, an Index Adjustment Factor of 1.5% and an Index level of 100 on June 29, 2001. These hypothetical closing levels have been calculated on the same basis that the Index will be calculated. For further details on the calculation of these hypothetical levels, please refer to the section entitled "The Index--Hypothetical Historical Data on the Index" in this prospectus supplement.

     We have provided this hypothetical historical information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

     On the maturity date, if you have not previously exchanged your Notes, you will receive a cash payment per unit equal to the Redemption Amount.

     The "Redemption Amount" to which you will be entitled will depend on the percentage change in the level of the Index over the term of the Notes and will equal:

                    (   Ending Value     )
         $9.90  X   ( -----------------  )
                    (  Starting Value    )

     Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Index will need to increase by approximately 1% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the Ending Value does not exceed the Starting Value by more than approximately 1%, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

      The "Starting Value" will be set to 100 on the Pricing Date.

     For purposes of determining the Redemption Amount, the "Ending Value" means the average of the levels of the Index at the close of the market on five index business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day's closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of an Underlying Stock or certain futures or options contracts relating to an Underlying Stock.

     For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

Will I receive interest payments on the Notes?

     You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

How does the exchange feature work?

     You may elect to exchange all or a portion of your Notes during a specified period in the month of June of each year from 2007 through 2010 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the "Exchange Amount") equal to the Redemption Amount, calculated as if the exchange date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the exchange date. The Exchange Amount will be paid three banking business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index during the period from the exchange date until the maturity date.

     For more specific information about the exchange feature, please see the section entitled "Description of the Notes--Exchange of the Notes Prior to the Maturity Date" in this pricing supplement.

What are the costs associated with an investment in the Notes?

     Your return will reflect the deduction of the following costs over the term of the Notes:

     Index Adjustment Factor. The level of the Index will reflect a 1.5% annual reduction that will be applied and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect on this deduction, the levels of the Index used to calculate the Redemption Amount during the five index business days shortly before the stated maturity date will be approximately 7.23% less than the level of the Index had the Index Adjustment Factor not been applied.

     Sales Charge. Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90 in order to determine the Redemption Amount or Exchange Amount, the level of the Index must increase by approximately 1% or more from the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of approximately 1% per unit of the Notes.

-------------------------------------------------------------------------------
Examples

           Set forth below are two examples of Redemption Amount calculations:

   Example 1 -- The hypothetical Ending Value is 40% below the Starting Value:

        Starting Value: 100.00
        Hypothetical Ending Value: 60.00
                                            (    60.00    )
     Redemption Amount (per Unit) = $9.90 X ( ----------- )  =  $5.94
                                            (   100.00    )

   Example 2 -- The hypothetical Ending Value is 40% above the Starting Value:

        Starting Value: 140.00
        Hypothetical Ending Value: 100.00
                                            (   140.00     )
     Redemption Amount (per Unit) = $9.90 X ( -----------  )  = $13.86
                                            (   100.00     )

-------------------------------------------------------------------------------

What about taxes?

           The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a securities exchange?

      We have applied to have the Notes listed on the American Stock Exchange (the "AMEX") under the trading symbol "MLV". If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on the AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on the AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current levels of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

      In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

     Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

     For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled "Where You Can Find More Information" in the accompanying general prospectus supplement and prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

      We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange. The payment on the Notes you receive will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the payment on the Notes you receive may be more or less than the $10 original public offering price per unit of the Notes. In addition, because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Index will need to increase by more than approximately 1% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the level of the Index declines or does not increase sufficiently, you will receive less, and possibly significantly less than the $10 original public offering price per unit. The level of the Index will also reflect the deduction of the 1.5% per annum Index Adjustment Factor.

The level of the Index is expected to affect the trading value of the Notes

      We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the level of the Index, such as our credit rating, an increase in the level of the Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

      Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

      The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Value 30 Index

      In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Underlying Stocks and these views are sometimes communicated to clients who participate in these shares. However, these views are subject to change from time to time. For these reasons, you are encouraged to derive information concerning the Underlying Stocks from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return will not reflect the return of owning the Underlying Stocks

      While the Index reflects the payment of dividends on the Underlying Stocks as described in more detail below, the yield to the maturity date of the Notes will not produce the same yield as that of other investments with the same term which are based solely on the performance of the Underlying Stocks. At the end of each quarterly period, the dividends paid on the Underlying Stocks will be incorporated into the Index and those amounts will then be subject to the change in the level of the Index. The level of the Index will also reflect the deductions and charges described above under "--Your investment may result in a loss", which will result in the return on an investment in the Notes being less than the return on a similar investment in the Underlying Stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Index for the reasons described above under "--Changes in our credit ratings may affect the trading value of the Notes".

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

      We have applied to have the Notes listed on the AMEX under the trading symbol "MLV". If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on the AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on the AMEX does not ensure that a trading market will develop for the Notes. While there have been a number of issuances of series of Strategic Return Notes, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the Notes will trade. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

      If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes which may affect the price you receive if you do not wish to hold your investment until the stated maturity date.

      If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the original public offering price. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, the fact that the $10 original public offering price per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks or the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of the Underlying Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Underlying Stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled "Description of the Notes--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2007 through 2010 to brokers whose clients purchased their units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. As a result of these payments, your broker will receive a financial benefit each year you retain your investment in the Notes. Please see the section entitled "Supplemental Plan of Distribution" in this pricing supplement.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

      ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

      You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. Unless exchanged by you, the Notes will mature on July , 2011. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP
number for the Notes is       .

      While on the maturity date or upon exchange a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" and "--Exchange of the Notes Prior to the Maturity Date" in this pricing supplement.

      The Notes may be exchanged by you prior to the maturity date on the dates indicated below, but are not subject to repayment by ML&Co. prior to the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      Unless you have exchanged your Notes prior to the maturity date, on the maturity date you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

   Determination of the Redemption Amount

      The "Redemption Amount" per unit will be determined by the calculation agent and will equal:

                                  (   Ending Value     )
                        $9.90  x  ( -----------------  )
                                  (    Starting Value  )

      The "Starting Value" will be set to 100 on the Pricing Date.

      For the purpose of determining the Redemption Amount, the "Ending Value" will be determined by the calculation agent and will equal the average of the closing levels of the Index determined on each of the five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined (or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustments to the Index; Market Disruption Events") on that scheduled Index Business Day.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" means a day on which the New York Stock Exchange (the "NYSE"), the AMEX and The Nasdaq Stock Market (the "Nasdaq") are open for trading and the Index or any successor index is calculated and published.

      All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

      You may elect to exchange all or a portion of the Notes you own during any Banking Business Day that occurs in an Exchange Notice Period by giving notice as described below. An "Exchange Notice Period" means the period from and including the first calendar day of the month of June to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of June in the years 2007, 2008, 2009 and 2010. If the fifteenth calendar day of the applicable month of June is not a Banking Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Banking Business Day. The amount of the cash payment you receive upon exchange (the "Exchange Amount") will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the Exchange Date. An "Exchange Date" will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Banking Business Days after the Exchange Date.

      The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Index Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

      If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, N.A., as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

      A "Banking Business Day" means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Hypothetical Returns

      The following tables illustrate for the hypothetical Starting Value and a range of hypothetical Ending Values of the Index:

     o the total amount payable on the maturity date of the Notes, and the total amount payable on an investment in the Underlying Stocks;

     o the total rate of return to holders of the Notes, and the total rate of return on an investment in the Underlying Stocks; and

     o the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return on an investment in the Underlying Stocks.

      The tables assume an initial investment of $10 in the Notes and an initial investment of $10 in the Underlying Stocks.



  Hypothetical Returns Related to Strategic Return Notes                     Hypothetical Returns Related to an Investment
                    Based on the Index                                                   in the Underlying Stocks
---------------------------------------------------------------  ------------------------------------------------------------------
                                                                 Hypothetical
                                                                     Ending                                              Pretax
                                                     Pretax        Value of an                          Total          Annualized
Hypothetical     Total amount                       annualized      Investment     Total amount        rate of           rate of
   Ending         payable on     Total rate of       rate of         in the         payable on        return on         return on
  Value of       the maturity      return on        return on      Underlying      the maturity     the Underlying   the Underlying
 the Index     date per unit(1)    the Notes       the Notes(2)     Stocks(3)     date per unit         Stocks           Stocks
------------   ----------------  -------------     ------------  -------------    --------------    --------------   --------------
  20.00            1.98            -80.20%          -29.89%          21.56             2.16            -78.44%         -28.44%
  40.00            3.96            -60.40%          -17.69%          43.12             4.31            -56.88%         -16.13%
  60.00            5.94            -40.60%          -10.15%          64.68             6.47            -35.32%          -8.52%
  80.00            7.92            -20.80%           -4.61%          86.23             8.62            -13.77%          -2.94%
  90.00            8.91            -10.90%           -2.29%          97.01             9.70             -2.99%          -0.61%
 100.00(4)         9.90             -1.00%           -0.20%         107.79            10.78              7.79%           1.51%
 120.00           11.88             18.80%            3.47%         129.35            12.94             29.35%           5.21%
 140.00           13.86             38.60%            6.63%         150.91            15.09             50.91%           8.40%
 160.00           15.84             58.40%            9.41%         172.47            17.25             72.47%          11.20%
 180.00           17.82             78.20%           11.89%         194.03            19.40             94.03%          13.70%
 200.00           19.80             98.00%           14.13%         215.59            21.56            115.59%          15.96%

------------------
(1) The amounts specified in this column reflect the 1% sales charge that will be paid to MLPF&S.
(2) The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from June 7, 2006 to June 7, 2011, a term expected to be equal to that of the Notes.
(3) An investment in the Underlying Stocks is assumed to be equivalent to an investment in the Index, including the method and timing of reinvesting dividends, except that the Index will be reduced daily by the pro rata portion of the annual Index Adjustment Factor of 1.5%. The hypothetical investment in the Underlying Stocks presented in this column does not take into account transaction costs and taxes.
(4)  This will be the Starting Value.

     The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

        If at any time the AMEX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

     "Market Disruption Event" means either of the following events as determined by the calculation agent:

            (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the Underlying Stocks; or

            (B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in option contracts or futures contracts related to one or more of the Underlying Stocks, the Index, or any successor index to the Index, which are traded on any major United States exchange.

      For the purpose of determining whether a Market Disruption Event has occurred:

            (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

            (2) a suspension in trading in a futures or option contract on a stock which is then included in the Index by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts, will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock;

            (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

            (4) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered "material".

         The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or upon exchange you will receive. See "--Payment on the Maturity Date" and "--Exchange of the Notes Prior to the Maturity Date" in this pricing supplement.

Discontinuance of the Index

      If the AMEX discontinues publication of the Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Index and calculate the Ending Value as described above under "--Payment at Maturity" or "--Exchange of the Notes Prior to the Maturity Date", as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

      In the event that the AMEX discontinues publication of the Index and:

      o    the calculation agent does not select a successor index; or

      o    the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

      If the AMEX discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      o    the determination of the Ending Value; or

      o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

      A "Business Day" means any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether at their stated maturity date or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                   THE INDEX

      The level of the Index will be calculated and disseminated by the AMEX under the symbol "MVW". On any Index Business Day, the level of the Index equals (i) the sum of the products of the current market price for each of the Underlying Stocks and the applicable share multiplier (the sum equals the "30 Portfolio Value"), plus (ii) an amount reflecting Current Quarter Dividends (as defined below), and less (iii) a pro rata portion of the annual Index Adjustment Factor. The Index Adjustment Factor is 1.5% per annum and reduces the level of the Index each day by the pro rata amount. The AMEX will generally calculate and disseminate the level of the Index based on the most recently reported prices of the Underlying Stocks (as reported by the exchange or trading system on which the Underlying Stocks are listed or traded), at approximately 15-second intervals during the AMEX's business hours and at the end of each Index Business Day via the Consolidated Tape Association's Network B.

   Initial Determination of Value 30 Portfolio

      At any time the "Value 30 Portfolio" will consist of the then current Underlying Stocks. The initial Underlying Stocks in the Value 30 Portfolio will be determined by the AMEX to be the Value 30 Stocks having the highest Dividend Yield on June 16, 2006 of the 300 most liquid stocks in the S&P 500 Index. A "Value 30 Stock" is any stock determined as set forth below:

      First, the AMEX will identify the stocks which comprise the S&P 500 on the applicable constitution or reconstitution date by inquiry to Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") or through other publicly available sources. Even if included in the S&P 500, ML&Co.'s common stock will be ineligible for inclusion in the Value 30 Stocks.

      Second, the AMEX will determine the 300 most liquid stocks from the stocks identified above based on the one year Average Daily Traded Value in the year prior to the applicable constitution or reconstitution date. The "Average Daily Traded Value" is the product of the average volume of a stock traded in the prior year and the average price of that stock in the prior year.

      Third, the AMEX will identify at least 75 of the highest ranked stocks from the stocks identified above based upon the S&P Common Stock Rankings for each of those stocks. The AMEX will include those stocks which have an S&P Common Stock Ranking of "A+", "A" or "A-". If there are less than 75 of those stocks with a ranking of "A+", "A" or "A-", then the AMEX will include those stocks which have an S&P Common Stock Ranking of "B+". This process will be repeated for each ranking in descending order through the ranking of "C" until the AMEX has identified at least 75 or more of those stocks. If there are less than 75 of those stocks with a ranking of "C" or higher, the AMEX will determine the highest Dividend Yield for all 300 most liquid stocks and select the Value 30 Stocks according to their classification in the Global Industry Classification Standard ("GICS"), all as described below, without regard to their S&P Common Stock Ranking.

      The "S&P Common Stock Ranking" is determined by a computerized scoring system that measures growth and stability of earnings and dividends over the most recent ten-year period. Those companies with high growth in earnings and dividends rank higher than companies whose earnings and dividends grow more slowly or not at all. The system has seven ranks: A+, A and A- are above average; B+ is average; and B, B- and C are below average. An NR designation (no ranking) is given to stocks with insufficient historical data or because the stock is not amenable to the ranking process. In addition, as a matter of policy, S&P does not rank the stock of foreign companies, investment companies and certain finance-oriented companies. A designation of D signifies a company in reorganization. An S&P Common Stock Ranking is not a recommendation to buy or sell the stock of any company and should not be confused with credit ratings.

      Fourth, the AMEX will then sort each of those stocks identified above by its GICS classification. Any stock that is not assigned to a GICS classification will be ineligible for inclusion in the Value 30 Stocks. Once those stocks have been sorted by its GICS classification, those stocks will be ordered based upon their Dividend Yield, from highest to lowest within each GICS classification.

      Finally, the AMEX will then determine the Value 30 Stocks by identifying the stock with the highest Dividend Yield from each GICS classification in the following order: Energy; Materials; Industrials; Consumer Discretionary; Consumer Staples; Health Care; Financials; Information Technology; Telecommunication Services; and Utilities. Once the AMEX has identified a stock from a GICS classification, the AMEX will identify another stock from the next GICS classification in the order above, beginning again at the top of the order when necessary. If there are no stocks in a GICS classification from which the next Value 30 Stock is to be identified, the AMEX will identify from the next GICS classification in the order in which a stock is available, beginning again at the top of order when necessary. The AMEX will repeat this identification process until 30 stocks are identified for inclusion in the Value 30 Stocks.

      "Dividend Yield" for each common stock is determined by annualizing the last quarterly or semi-annual ordinary cash dividend for which the ex-dividend date has occurred, excluding any extraordinary dividend, and dividing the result by the last available sale price for each stock on its primary exchange on the date that Dividend Yield is to be determined.

      The AMEX may at its discretion make adjustments to the identification criteria above for the purpose of maintaining the Value 30 Stocks if certain actions by or affecting S&P, such as the discontinuance of the publication of the S&P 500, the S&P Common Stock Ranking System or the GICS, occurs. These adjustments may include the selection of a successor or substitute compilation of common stocks intended to be a model for the composition of the total market, a successor or substitute ranking system or successor or substitute industry classification system for the S&P 500, the S&P Common Stock Ranking System and the GICS, respectively.

      The table below lists the stocks which would be included in the Index based on a hypothetical constitution date of June 17, 2005, the third Friday in June of 2005.


-----------------------------------------------------------------------------------------------
                                                                            Hypothetical
Company                                 Ticker     Dividend Yield(1)     Share Multiplier(2)
-----------------------------------------------------------------------------------------------
Albertson's Inc                           ABS            2.961               0.203699203
Abbott Laboratories                       ABT            2.730               0.086490701
Automatic Data Processing Inc             ADP            1.607               0.100502046
Bank of America Corp                      BAC            4.107               0.092638510
BellSouth Corp                            BLS            3.331               0.158710472
Bristol-Myers Squibb Co                   BMY            4.453               0.169235242
Burlington Northern Santa Fe Corp         BNI            1.028               0.089131795
Citigroup Inc                              C             3.933               0.091322723
ConAgra Foods Inc                         CAG            3.168               0.182569991
Carnival Corp                             CCL            2.493               0.077550997
FPL Group Inc                             FPL            3.727               0.100385166
General Electric Co                       GE             2.894               0.121897636
Home Depot Inc                            HD             1.556               0.108499779
Harley-Davidson Inc                       HDI            1.663               0.085116551
Hewlett-Packard Co                        HPQ            0.987               0.178882887
H&R Block Inc                             HRB            2.206               0.145463567
Intel Corp                               INTC            2.217               0.162764025
Masco Corp                                MAS            2.795               0.133040020
McDonald's Corp                           MCD            1.989               0.151663063
3M Co                                     MMM            2.177               0.058366067
Altria Group Inc                          MO             4.419               0.065170923
Merck & Co Inc                            MRK            4.497               0.137092940
National City Corp                        NCC            3.950               0.123795158
Paychex Inc                              PAYX            1.699               0.129460687
Pfizer Inc                                PFE            4.017               0.153535952
Sara Lee Corp                             SLE            4.522               0.213475604
Southern Co/The                           SO             4.845               0.121845258
United Technologies Corp                  UTX            1.677               0.082136415
Washington Mutual Inc                     WM             4.389               0.103741204
Exxon Mobil Corp                          XOM            2.095               0.073435050
-----------------------------------------------------------------------------------------------

--------------------------
(1)  Determined as of June 6, 2006, the hypothetical Pricing Date.
(2)  As of March 31, 2006.


      The "Share Multipliers" will be determined by the AMEX on the Pricing Date. Each Share Multiplier will be calculated to equal the number of shares of that Underlying Stock, or portion thereof, based upon the closing market price of that stock on the Pricing Date, so that each Underlying Stock represents approximately an equal percentage of the Index at the close of business on the Pricing Date. Each Share Multiplier will remain constant until adjusted for certain corporate events, quarterly dividend adjustments or the annual reconstitutions as described below.

      Annual Value 30 Portfolio Reconstitutions


      As of the close of business on the last Business Day in June of each year through 2011, the Value 30 Portfolio shall be reconstituted to include the Value 30 Stocks in the S&P Industrial Index having the highest Dividend Yield (the "New Stocks") on each Anniversary Date (the "Annual Determination Date"). "Anniversary Date" shall mean the third Friday in June of each year; provided, however, that if the date is not an Index Business Day or a Market Disruption Event occurs on that date, then the Anniversary Date for that year shall mean the immediately succeeding Index Business Day on which a Market Disruption Event does not occur. The AMEX will only add a stock having characteristics as of the applicable Annual Determination Date that will permit the Index to remain within the criteria specified in the rules of the AMEX and within the applicable rules of the SEC. The criteria and rules will apply only on an Annual Determination Date to exclude a proposed New Stock. If a proposed New Stock does not meet these criteria or rules, the AMEX will replace it with the Value 30 Stock with the next highest Dividend Yield which meets the rules and criteria. These criteria currently provide, among other things, (1) that each component stock must have a minimum market value of at least $75 million, except that up to 10% of the component securities in the Index may have a market value of $50 million; (2) that each component stock must have an average monthly trading volume in the preceding six months of not less than 1,000,000 shares, except that up to 10% of the Underlying Stocks may have an average monthly trading volume of 500,000 shares or more in the last six months; (3) 90% of the Index's numerical index value and at least 80% of the total number of component stocks will meet the then current criteria for standardized option trading set forth in the rules of the AMEX and (4) all component stocks will either be listed on the AMEX, the NYSE, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported as National Market System Securities.

      The AMEX will recalculate the Share Multipliers on the last Business Day of June of each year beginning 2007. Each Share Multiplier will be calculated to equal the number of shares of the New Stock, or portion thereof, based upon the closing market price of that stock on the Anniversary Date, so that each New Stock represents approximately an equal percentage of the Index at the close of business on the Anniversary Date. As an example, if the Index in effect at the close of business on an Anniversary Date equaled 150, then each of the thirty New Stocks would be allocated a portion of the value of the Index equal to 5 and if, the closing market price of a New Stock on the Anniversary Date was 20, the applicable Share Multiplier would be 0.25. If the Index equaled 60, then each of the thirty New Stocks would be allocated a portion of the value of the Index equal to 2 and if the closing market price of a New Stock on the Anniversary Date was 20, the applicable Share Multiplier would be 0.1.

Dividends

      As described above, the level of the Index will include an amount reflecting Current Quarter Dividends. "Current Quarter Dividends" for any day will be determined by the AMEX and will equal the sum of the products for each Underlying Stock of the cash dividend paid by an issuer on one share of stock during the Current Quarter multiplied by the Share Multiplier applicable to that stock on the ex-dividend date. "Current Quarter" shall mean the period from and including the Pricing Date, to and including September 30, 2006, for the initial period and thereafter, the calendar quarter containing the day for which the applicable Current Quarter Dividends are being determined.

      As of the first day of the start of each calendar quarter, the AMEX will allocate the Current Quarter Dividends as of the end of the immediately preceding calendar quarter to each then outstanding Underlying Stock. The amount of the Current Quarter Dividends allocated to each Underlying Stock will equal the percentage of the value of each Underlying Stock contained in the Value 30 Portfolio relative to the value of the entire Value 30 Portfolio based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter. The Share Multiplier of each outstanding Underlying Stock will be increased to reflect the number of shares, or portion of a share, that the amount of the Current Quarter Dividend allocated to such Underlying Stock can purchase of each such Underlying Stock based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter.

Adjustments to the Share Multiplier and Value 30 Portfolio

           The Share Multiplier for any Underlying Stock and the Value 30 Portfolio will be adjusted as follows:

      1. If an Underlying Stock is subject to a stock split or reverse stock split, then once the split has become effective, the Share Multiplier for that Underlying Stock will be adjusted to equal the product of the number of shares of that Underlying Stock issued in the split and the prior multiplier.

      2. If an Underlying Stock is subject to a stock dividend, issuance of additional shares of the Underlying Stock , that is given equally to all holders of shares of the issuer of that Underlying Stock, then once the dividend has become effective and that Underlying Stock is trading ex-dividend, the Share Multiplier will be adjusted so that the new Share Multiplier shall equal the former Share Multiplier plus the product of the number of shares of that Underlying Stock issued with respect to one such share of that Underlying Stock and the prior multiplier.

      3. If a Value 30 Company is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, that Underlying Stock will continue to be included in the Value 30 Portfolio so long as a market price for that Underlying Stock is available. If a market price is no longer available for an Underlying Stock for whatever reason, including the liquidation of the issuer of the Underlying Stock or the subjection of the issuer of the Underlying Stock to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of that Underlying Stock will equal zero in connection with calculating the 30 Portfolio Value for so long as no market price is available, and no attempt will be made to immediately find a replacement stock or increase the value of the Value 30 Portfolio to compensate for the deletion of that Underlying Stock. If a market price is no longer available for an Underlying Stock as described above, the 30 Portfolio Value will be computed based on the remaining Underlying Stocks for which market prices are available and no new stock will be added to the Value 30 Portfolio until the annual reconstitution of the Value 30 Portfolio. As a result, there may be periods during which the Value 30 Portfolio contains fewer than thirty Underlying Stocks.

      4. If a Value 30 Company has been subject to a merger or consolidation and is not the surviving entity or is nationalized, then a value for that Underlying Stock will be determined at the time the issuer is merged or consolidated or nationalized and will equal the last available market price for that Underlying Stock and that value will be constant until the Value 30 Portfolio is reconstituted. At that time, no adjustment will be made to the Share Multiplier of the relevant Underlying Stock.

      5. If a Value 30 Company issues to all of its shareholders equity securities that are publicly traded of an issuer other than the Value 30 Company, or a tracking stock is issued by an Value 30 Company to all of its shareholders, then the new equity securities will be added to the Value 30 Portfolio as a new Underlying Stock. The Share Multiplier for the new Underlying Stock will equal the product of the original Share Multiplier with respect to the Underlying Stock for which the new Underlying Stock is being issued (the "Original 30 Stock") and the number of shares of the new Underlying Stock issued with respect to one share of the Original 30 Stock.

      No adjustments of any Share Multiplier of an Underlying Stock will be required unless the adjustment would require a change of at least 1% in the Share Multiplier then in effect. The Share Multiplier resulting from any of the adjustments specified above will be rounded to the nearest ten-thousandth with five hundred-thousandths being rounded upward.

      The AMEX expects that no adjustments to the Share Multiplier of any Underlying Stock or to the Value 30 Portfolio will be made other than those specified above; however, the AMEX may at its discretion make adjustments to maintain the value of the Index if certain events would otherwise alter the value of the Index despite no change in the market prices of the Underlying Stocks.

      We have derived all information regarding the AMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, the AMEX. We make no representation or warranty as to the accuracy or completeness or such information.

Hypothetical Historical Data on the Index

           The following chart sets forth the hypothetical month-end closing levels of the Index from June 2001 through May 2006 based on historical levels of the Underlying Stocks, historical dividends on the Underlying Stocks, an Index Adjustment Factor of 1.5% and assuming an Index level of 100 on June 29, 2001. All hypothetical historical data presented in the following chart were calculated by the AMEX. These hypothetical closing levels have been calculated on the same basis that the Index will be calculated in the future. Any historical upward or downward trend in the level of the Index during this period is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

                                                 -----------------------------------------------------------

                                                  2001      2002       2003       2004      2005       2006
                                                 ------    ------     ------     ------    ------     -----
January.......................................              99.62     83.50      107.76    114.56     123.26
February......................................             102.22     80.67      108.09    117.41     124.64
March.........................................             103.32     79.95      105.28    116.92     125.38
April.........................................             101.24     86.01      104.47    116.10     126.98
May...........................................             103.81     91.99      104.98    117.34     124.03
June..........................................   100.00     97.31     94.05      107.31    117.04
July..........................................   102.17     90.64     92.84      106.58    120.35
August........................................    99.83     90.14     94.14      107.24    117.58
September.....................................    95.14     78.75     92.43      107.40    119.73
October.......................................    94.05     85.25     97.76      109.09    118.07
November......................................    97.28     90.93     99.48      113.16    121.62
December......................................    99.24     87.59    106.79      116.81    121.24



      The following graph sets forth the historical performance of the Index presented in the table above. Past movements of the Index are not necessarily indicative of the future Index levels.

                               [GRAPHIC OMITTED]

The S&P 500

    S&P compiles the S&P 500, which is composed of common stocks of 500 companies as of a particular time. As of May 31, 2006, 425 companies or 86.3% of the market capitalization of the S&P 500 traded on the NYSE and 75 companies or 13.7% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market (the "Nasdaq"). S&P chooses these companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (10.4%); Consumer Staples (9.6%); Energy (9.9%); Financials (21.5%); Health Care (12.3%); Industrials (11.8%); Information Technology (15.0%); Materials (3.1%); Telecommunication Services (3.2%); and Utilities (3.3%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 and the S&P 500 Index to achieve the objectives stated above.

License Agreement

         S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use certain intellectual property as well as trademarks and indices owned and published by S&P in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

         The license agreement between S&P and MLPF&S provides that the following language must be stated in this prospectus supplement:

         "S&P, S&P 500 and Standard & Poor's are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MLPF&S and ML&Co.

         The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to MLPF&S and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

         S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGE (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES."

         All disclosures contained in this pricing supplement regarding the S&P 500 Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat each Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

      Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

      Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

      Tax Basis. A U.S. Holder's tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

      Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder's tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

      Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale or exchange and that U.S. Holder's tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

      Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the "CPDI Regulations").

      If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a "comparable yield" for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or exchange of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss would be generally treated as ordinary loss to the extent of the U.S. Holder's prior accruals of original issue discount and capital loss thereafter.

      In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

      Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by that U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition,
Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

      Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized and treated as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to
Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon a sale or exchange will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized on the maturity date or upon the sale or exchange of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if
(i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the maturity date, sale or exchange, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a "tax home" (as defined for U.S. federal income tax purposes) in the United States.

      As discussed above, alternative characterizations and tax treatments of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization and treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

      A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's U.S. federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

           The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

     (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

     (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

     (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

     (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

     (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed prices basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

      ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.'s obligation to pay the Redemption Amount or Exchange Amount, as applicable. In connection with this arrangement, this subsidiary will pay MLPF&S $.10 per unit as part of its underwriting fee.

      The Notes are ineligible assets in MLPF&S' asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

      In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2007 through 2010 to brokers whose clients purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date. Also, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold those Notes.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

           With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

                                                                       Page
                                                                     --------

AMEX............................................................        PS-3
Anniversary Date................................................       PS-13
Annual Determination Date.......................................       PS-17
Average Daily Traded Value......................................       PS-15
Banking Business Day............................................       PS-11
Business Day....................................................       PS-14
Calculation Day.................................................       PS-10
Calculation Period..............................................       PS-10
Current Quarter.................................................       PS-17
Current Quarter Dividends.......................................       PS-17
Dividend Yield..................................................       PS-16
Ending Value....................................................        PS-4
Exchange Amount.................................................        PS-4
Exchange Date...................................................       PS-11
Exchange Notice Period..........................................       PS-11
Index...........................................................        PS-1
Index Adjustment Factor.........................................        PS-4
Index Business Day..............................................       PS-10
Market Disruption Event.........................................       PS-13
New Stocks......................................................       PS-17
Notes...........................................................        PS-1
Original 30 Stock...............................................       PS-18
Pricing Date....................................................        PS-3
Redemption Amount...............................................        PS-4
Share Multiplier................................................       PS-16
Starting Value..................................................        PS-4
successor index.................................................       PS-14
30 Portfolio Value..............................................       PS-15
Underlying Stocks...............................................        PS-3
Value 30 Portfolio..............................................       PS-15
Value 30 Stock..................................................       PS-15

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                                 [LOGO OMITTED]
                                                   Units

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                           Strategic Return Notes(R)
                         Linked to the Value 30 Index
                                due July , 2011
                                 (the "Notes")
                  $10 original public offering price per unit




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                      P R I C I N G  S U P P L E M E N T

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                              Merrill Lynch & Co.





                                  June , 2006

"Strategic Return Notes" is a registered mark of Merrill Lynch & Co., Inc.

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